Exhibit 99.1

As of the effective time (the "Effective Time") of the transactions contemplated by the Agreement and Plan of Merger, dated as of June 22, 2015, as amended, by and among Sequential Brands Group, Inc. (f/k/a Singer Madeline Holdings, Inc.) (the "Issuer"), SQBG, Inc. (f/k/a Sequential Brands Group, Inc.) ("Old Sequential" and the predecessor to the Issuer), Martha Stewart Living Omnimedia, Inc., Madeline Merger Sub, Inc. and Singer Merger Sub, Inc. (the "Merger Agreement"), each share of common stock of Old Sequential was converted into one share of common stock of the Issuer, and each award of restricted stock units corresponding to shares of Old Sequential common stock outstanding prior to the Effective Time was converted into a restricted stock unit award of the Issuer (a "RSU") on the terms and conditions under the applicable plan and award agreement in effect immediately prior to the Effective Time, with respect to a number of shares of Issuer common stock equal to the number of shares of Old Sequential common stock underlying the award of restricted stock units of Old Sequential. The common stock number referred in Table I is an aggregate number and represents 219,286 shares of common stock of the Issuer and 100,000 RSUs granted by Old Sequential to the reporting person on April 14, 2015. Each RSU represents a contingent right to receive one share of common stock of the Issuer upon settlement. 33,333 RSUs will vest on each of December 31, 2016 and December 31, 2017, and 33,334 RSUs will vest on December 31, 2018.